June 8, 2007

VIA FACSIMILE (202) 772-9220 and
OVERNIGHT DELIVERY

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ridgewood Energy K Fund, LLC
Ridgewood Energy L Fund, LLC
Ridgewood Energy O Fund, LLC
Ridgewood Energy P Fund, LLC
Ridgewood Energy Q Fund, LLC
Registration Statements on Forms 10
Filed April 2, 2007
File Nos. 0-51266, 0-51267, 0-51924, 0-51926, 0-51927 respectively
Ridgewood Energy M Fund, LLC
Registration Statement on Form 10
Filed April 12, 2007
File No. 0-51268

Dear Mr. Schwall:

          Ridgewood Energy Corporation (“Ridgewood” or the “Manager”), the manager of Ridgewood Energy K Fund, LLC (the “K Fund”), Ridgewood Energy L Fund, LLC (the “L Fund”), Ridgewood Energy M Fund, LLC (the “M Fund”), Ridgewood Energy O Fund, LLC (the “O Fund”), Ridgewood Energy P Fund, LLC (the “P Fund”), and Ridgewood Energy Q Fund, LLC (the “Q Fund”) (collectively the “Funds”) submits this response to the April 27, 2007 comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings (the “Comment Letter”).

          As you will recall, the shares issued by the Funds do not trade, are not listed on any exchange, and are not quoted in any traditional securities market.  In addition, the initial investments in the Funds are not based on the Funds’ SEC filings.  The shares are subject to significant transfer restrictions including the approval of Ridgewood, as manager of the Funds.  As a result, there are virtually no transfers of the shares for cash and most transfers are as a result of gifts, transfers in the form or manner of holding the shares (e.g., transfers into a trust) or bankruptcy, death or divorce settlements.  In order to avoid the significant costs involved in making some of the suggested changes below by the staff of the Commission to the Forms 10/10-K previously filed by the Funds, Ridgewood has made some alternate proposals as discussed below.

Mr. H. Roger Schwall

General

1)       SEC Comment:     Unless otherwise noted, where comments with respect to one Fund apply to analogous disclosure with respect to another Fund, please make parallel changes.

          Ridgewood Response:     We have reviewed the SEC’s comments as they apply to each of the filings and where changes will be made in a Fund’s future filing, corresponding changes will be made in the other Fund’s future filings as applicable.

2)       SEC Comment:     Please provide the disclosure required by Items 404 (b) and (c) of Regulation S-K with respect to all Funds.

          Ridgewood Response:     With respect to Item 404 (b), neither the Manager nor the Funds have formal policies or procedures for reviewing, approving or ratification of transactions with related parties.  The nature of these transactions in virtually every instance is between the Fund and the Manager or one of the Manager’s affiliates or another Fund.  Since again virtually all of these the transactions with the Manager are governed by the Operating Agreement of the various Funds and were disclosed in the offering materials of the Funds, there is little reason to have formal written policies or procedures.   However the Funds will include in future disclosures where Item 404 (b) disclosures are required, the following paragraph, modified as the facts and circumstances dictate:

Each Fund relies upon the Manager to review and approve all transactions with related persons required to be reported under the rules of the SEC (“related person transactions”).  Prior to approving a related person transaction, the Manager considers the relevant facts and circumstances, including, to the extent applicable, the relationships between all parties that would qualify as “related persons” under the rules of the SEC and such person’s or entity’s relationship to the Fund, such person’s or entity’s interest in the transaction, and the material facts and terms of the transaction. The Manager approves those transactions that it determines are entered into in good faith and on fair and reasonable terms for, and in the best interests of, the Fund. The Fund does not maintain a written policy in connection with this process. Instead, the Manager’s determinations regarding which related person transactions to enter into on behalf of the Fund are evidenced in the business records of the Fund and the Manager.

With respect to Item 404 (c), the Manager believes that its disclosure in Item 13 of each of the Fund’s Form 10-K for the year ended December 31, 2006 fully discloses the matters required by Item 404 (c).

Ridgewood Energy K, L, and M Fund, LLC

Ridgewood Energy L Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3)       SEC Comment:     We note that your certification refers to December 31, 2005.  Please amend your document to include a certification for the fiscal year ended December 31, 2006.  Refer to Item 601(b)(32) of Regulation S-K.

          Ridgewood Response:     The L Fund’s intent was to certify the December 31, 2006 financial statements.  The reference to “December 31, 2005” was a typographical error.  The Fund will ensure that all future filings will reflect the appropriate date reference.  The Fund intends to file a corrected certificate under cover of a Form 8-K.

Mr. H. Roger Schwall

Ridgewood Energy M Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
Note 9 Information about Oil and Natural Gas Producing Activities, page F-12
Table III Reserve Quantity Information (Unaudited), page F-13

4)       SEC Comment:     Please revise your document to separately disclose the amount of total proved reserves and proved developed reserves as of the beginning and end of the periods presented.  Refer to paragraph 10 of SFAS 69.

          Ridgewood Response:     The M Fund acknowledges it inadvertently omitted the disclosure of proved developed reserves and will revise future filings to include such disclosures.  The M Fund will revise its disclosure in future filings to separately disclose the proved developed reserves as well as total proved developed and undeveloped reserves as follows:

Table III - Reserve Quantity Information (Unaudited)

Oil and gas reserves of the Fund have been estimated by an independent petroleum engineer for the years ended December 31, 2006 and 2005. The reserve estimates for December 31, 2006 and 2005 were based on estimated future reserves as of September 30, 2006 and 2005 provided by an independent petroleum engineer. These reserves have been prepared in compliance with the Securities and Exchange Commission rules.

Proved reserves are classified as either developed or undeveloped. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

	December 31, 2006 United States		December 31, 2005 United States

	Oil (BBLS )	Gas (MCF)	Oil (BBLS)	Gas (MCF)

Proved developed and undeveloped reserves:
Beginning of Year	38,890	4,351,458	—	—
Discoveries	542,991	4,524,929	38,890	4,351,458
Revisions of previous estimates	44,136	94,226	—	—
Production	(28,764)	(890,340)	—	—

End of year	597,253	8,080,273	38,890	4,351,458

Proved developed reserves:
Beginning of Year	—	—	—	—
Discoveries	71,659	3,687,907	—	—
Revisions of previous estimates			—	—
Production	(28,764)	(890,340)	—	—

End of year	42,895	2,797,567	—	—

Due to the inherent uncertainties and the limited nature of recovery data, estimates of reserve information are subject to change as additional information becomes available.

Mr. H. Roger Schwall

Ridgewood Energy K, L and M Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006

5)       SEC Comment:     Revise to provide the information required by Item 302(a) of Regulation S-K, or tell us why you believe such information is not required to be disclosed.  Refer to Item 302(a)(5) of Regulation S-K.

          Ridgewood Response:     The Funds were relying on an outdated interpretation, which stated that the disclosures required by Item 302(a)(5) of Regulation S-K were not applicable to registrants whose shares are not actively traded or whose size is below certain limits, under which the Funds fall.  The Funds will revise future filings to include the disclosures required by Item 302(a)(5) of Regulation S-K.

6)       SEC Comment:     We note that your definition of a development well includes a well drilled to find and produce probable reserves.  Please compare and contrast this to Rule 4-10(a)(11) of Regulation S-X.  We may have further comments.

          Ridgewood Response:     Rule 4-10(a)(11) of Regulation S-X defines a development well as follows:    a well drilled within a proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.  The Funds’ definition within the glossary includes a well drilled to find and produce probable reserves.  Such wells would be within the stratigraphic horizon known to be productive.  The underlying accounting for such properties is consistent with Rule 4-10(a)(11).  In future filings, the Funds will clarify the definition of a development well.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Proved Reserves

7)       SEC Comment:     Within your discussion you state that your reserves are “fully engineered on an annual basis by independent petroleum engineers.”  Revise your disclosures to clearly explain what is meant by the term “fully engineered”.

          Ridgewood Response:     Independent petroleum engineers are engaged to perform a comprehensive study of the Funds’ properties to determine the quantities of reserves and the period over which such reserves will be recoverable. In future SEC filings, the Fund will revise the disclosure to state:

“Annually, the Fund engages independent petroleum engineers to perform a comprehensive study of the Fund’s properties to determine the quantities of reserves and the period over which such reserves will be recoverable.”

8)       SEC Comment:     Please revise your disclosure to name the independent petroleum engineers referred to in the document.  Refer to Instructions for Item 102 4.B of Regulation S-K.

          Ridgewood Response:     Item 102 4.B of Regulation S-K states that if the estimates of reserves, or any estimated valuation thereof, are represented as being based on estimates prepared or reviewed by independent consultants, those independent consultants shall be named in the document.  The Fund has engaged Ryder Scott Company as its petroleum engineers.  In future filings, the Funds will disclose Ryder Scott Company as its petroleum engineer.

Mr. H. Roger Schwall

9)       SEC Comment:     Within the reconciliation of net income to net cash provided by (used in) operating activities, you include amounts identified as Dry-hole costs.  Please tell us what types of costs are included in this line item, and why they are presented as a non-cash reconciling item.  Refer to Item F.8 (b) of Division of Corporation Finance:  Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706.

          Ridgewood Response:     The Funds account for their properties in accordance with the successful efforts method of accounting for oil and gas producing activities as allowed by SFAS 19.  Dry-hole costs represent the expense associated with the previously capitalized property acquisition costs, which are determined to be unsuccessful and which are investing cash outflows when incurred.  When a well is deemed not successful, these amounts are expensed as dry-hole costs.  These costs are presented on the cash flow statement as a non-cash reconciling item as the these dry hole costs are recognized in net income but do not have a corresponding cash impact (the cash outflow within the Fund’s investing activities is at the time of cash expenditure).

Ridgewood Energy O, P, and Q Fund, LLC

Ridgewood Energy O Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Projects, page 5
West Cameron 78/95, page 6

10)     SEC Comment:     You explain that dry hole costs incurred for the year ended December 31, 2006 totaled $4.4 million, net of insurance recovery amounts.  Please tell us why you are presenting this amount net of insurance recovery proceeds.  Also tell us why you have not consistently presented items with similar expected insurance recoveries on a net basis (i.e. West Delta 95).

          Ridgewood Response:     Both West Delta 95 and West Cameron 78/95 dry hole costs are presented in the December 31, 2006 financial statements net of insurance recovery estimates.  The projects were determined to be unsuccessful in February 2007 and July 2006, respectively.  Under the successful efforts method of accounting, these costs were expensed as dry-hole costs.  The O Fund was not in the position to record an asset associated with the insurance recoveries until such amounts were reasonably estimable and probable of recovery.  During January 2007, the O Fund received from its insurance carrier preliminary estimates of the insurance recovery amounts for West Delta 95 and West Cameron 78/95.  At that time, the O Fund recorded an asset for the estimated recovery proceeds as such amounts were estimable and probable of recovery.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Critical Accounting Estimates, page 23
Proved Reserves, page 23

11)     SEC Comment:     You state that your reserves are “fully engineered on an annual basis by independent petroleum engineers.”  However, your disclosure under Table III on page F-13 explains that for the year ended December 31, 2006, your oil and gas reserves were estimated by an internal petroleum engineer.  Please revise your disclosures to be consistent, and tell us whose reserve estimates are disclosed in the filing.

Mr. H. Roger Schwall

          Ridgewood Response:     As a matter of policy, as discussed on pages 22 and 23, the Funds’ reserves, if any, are fully engineered on an annual basis by independent petroleum engineers.  However, as stated in Table III, due to the timing of the discovery for South Pelto 9, which occurred after the completion of the independent petroleum engineers’ study, the reserve data included in Table III is based upon estimates by Fund O’s internal engineers. Ryder Scott Company, the Funds’ independent petroleum engineer, is engaged annually to perform a study of the Funds’ reserves at September 30th.

Ridgewood Energy P Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Critical Accounting Estimates, page 22
Proved Reserves, page 22

12)     SEC Comment:     You disclose that for the years ended December 31, 2006 and 2005, you did not have any proved reserves.  However, per review of Note 10, Table III on Page F-13 you disclose amounts of proved reserves as of December 31, 2006.  Please revise your disclosures to be consistent.

          Ridgewood Response:     The P Fund does in fact have proved reserves at December 31, 2006.  The disclosure on page 22 that the P Fund did not have proved reserves was inadvertent typographical error.  The P Fund will revise its future filings to ensure consistency.

Ridgewood Energy Q Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to Financial Statements, page F-7
Note 10 Information About Oil and Natural Gas Producing Activities, page F-12
Table III Reserve Quantity Information (Unaudited), page F-13

13)     SEC Comment:     Please revise your document to separately disclose the amount of total proved reserves and proved developed reserves as of the beginning and end of the period presented.  Refer to paragraph 10 of SFAS 69.

          Ridgewood Response:     The Q Fund’s reserve population is entirely proved developed.   The table inadvertently references the reserves as proved undeveloped.  The reference to the reserves as “proved undeveloped” was an inadvertent typographical error.  The Q Fund will revise its future filings to correct for this error.

Ridgewood Energy O, P & Q Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006

14)     SEC Comment:     Revise to provide the information required by Item 302(a) of Regulation S-K, or tell us why you believe such information is not required to be disclosed. Refer to Item 302(a)(5) of Regulation S-K.

          Ridgewood Response:     See response to # 5 above.

Mr. H. Roger Schwall

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Proved Reserves

15)     SEC Comment:     Within your discussion you state that your reserves are “fully engineered on an annual basis by independent petroleum engineers.”  Revise your disclosures to clearly explain what is meant by the term “fully engineered”.

          Ridgewood Response:     See response to # 7 above.

16)     SEC Comment:     Please revise your disclosure to name the independent petroleum engineers referred to in the document.  Refer to Instructions for Item 102 4.B of Regulation S-K.

          Ridgewood Response:     See response to #8 above.

Statements of Cash Flows, page F-6

17)     SEC Comment:     Within the reconciliation of net income to net cash provided by (used in) operating activities, you include amounts identified as Dry-hole costs.  Please tell us what types of costs are included in this line item, and why they are presented as a non-cash reconciling item.  Refer to Item F.8 (b) of Division of Corporation Finance:  Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706.

          Ridgewood Response:     See response to #9 above.

18)     SEC Comment:     We also note a line item within your calculation of cash provided by (used in) investing activities of Capital expenditures for unsuccessful properties.  Please tell us what types of costs are included in this line item, and why such costs are presented within cash flows from investing activities.

          Ridgewood Response:   The Funds classified on their cash flow statements two lines for property acquisition costs, successful and unsuccessful, with unsuccessful property acquisition costs representing cash expenditures for properties that ultimately became dry holes.  The Funds broke these out separately to provide readers with detailed information related to cash expenditures for properties that ultimately were determined to be unsuccessful.  In future filings, including the March 31, 2007 Form 10-Q’s, the Funds will present property acquisition costs within a single line item.

Mr. H. Roger Schwall

          Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000.  Thank you.

Very truly yours,

/s/ Daniel V. Gulino

Daniel V. Gulino

Exhibit A

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY K FUND, LLC,  RIDGEWOOD ENERGY L FUND,
LLC, RIDGEWOOD ENERGY M FUND, LLC, RIDGEWOOD ENERGY O
FUND, LLC, RIDGEWOOD ENERGY P FUND, LLC AND RIDGEWOOD
ENERGY Q FUND, LLC

          In connection with the response of Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC,  Ridgewood Energy M Fund, LLC, Ridgewood Energy O Fund, LLC, Ridgewood Energy P Fund, LLC and Ridgewood Energy Q Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated April 27, 2007, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.

•

Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 8th day of June, 2007.

RIDGEWOOD ENERGY K FUND, LLC
RIDGEWOOD ENERGY L FUND, LLC
RIDGEWOOD ENERGY M FUND, LLC
RIDGEWOOD ENERGY O FUND, LLC
RIDGEWOOD ENERGY P FUND, LLC
RIDGEWOOD ENERGY Q FUND, LLC

By:	/s/ Daniel V. Gulino

Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel